UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 20, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

20 January 2022

To:	London Stock Exchange	cc:	New York Stock Exchange
JSE Limited

CHAIRMAN’S SPEECHES FOR BHP GROUP PLC SHAREHOLDER MEETINGS

Please find attached the addresses to shareholders to be delivered by the Chairman at the BHP Group Plc scheme and general meetings that will be held today.

A poll will be conducted on each of the resolutions to be proposed at the BHP Group Plc scheme and general meetings. The poll results on these resolutions will be released to the market shortly after conclusion of the BHP Group Plc general meeting.

A live webcast of both of the BHP Group Plc meetings will be available at https://web.lumiagm.com/123-885-895.

Further information on BHP can be found at bhp.com.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

BHP Group plc

Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

A member of the BHP Group which is headquartered in Australia

BHP Group Plc Scheme Meeting

Speech by Ken MacKenzie, Chair

20 January 2022

BHP Group Plc Scheme Meeting

20 January 2022

Ken MacKenzie, Chair

We believe BHP is in a strong position.

Our people have proven their resilience during challenging times, our balance sheet is strong, as is our performance culture, and we have a clear strategy in place focused on shaping the company to meet the world’s needs and deliver long-term shareholder value.

In August last year, we announced our intention to make a number of strategic changes that will ensure BHP is in the best position to capture the opportunities presented as our world evolves.

At the centre of these changes was the announcement of our intention to unify BHP’s corporate structure under BHP Group Limited.

Since that announcement, we have worked through that process and the Board approved the proposal in December.

And now it is up to you as our shareholders to decide whether BHP unifies.

We are here today to discuss this proposal with you, take your questions and put the proposal to a shareholder vote.

First, I think it is important to set out some background regarding our current Dual Listing Company structure – better known as our DLC.

This structure was established with the BHP and Billiton merger in 2001.

The DLC structure comprises two parent companies – BHP Group Plc and BHP Group Limited – operating as a single economic entity.

While shareholders in both Plc and Limited have equivalent shareholder and economic rights, there are two share registries and two share prices – BHP Group Plc has its primary listing on the London Stock Exchange, while BHP Group Limited has its listing on the Australian Securities Exchange.

This structure has served us well for a number of years. However, the Board and Management believe that its suitability for us has diminished over time.

So why unify now?

As we have stated previously, we have kept our DLC structure under review because as an organisation, we value simplicity and having two parent companies listed in two locations is complex and managing them requires significant management time and focus.

In addition, over time, the makeup of our organisation has changed. We are not the same Group we were in 2001.

When the DLC was first established in 2001, about 40 per cent of the earnings were generated through the UK Plc entity.

Due to changes to our portfolio over the years, this is now down below 5 per cent today.

Put simply, the DLC structure is no longer the optimal configuration for BHP.

However, even though this reality has emerged over time, the business case for unwinding the DLC has not been compelling enough to make the change – until now.

A key driver is cost.

Today, one-off unification costs have come down substantially – by approximately 1.2 billion US dollars since 2017. These are now expected to range between 350 to 450 million US dollars.

Under the proposed structure, a significant part of these unification costs relate to stamp duties to be paid by BHP for the purchase of Plc shares.

As a result, our most recent review of the DLC concluded that now was the right time to unify – facilitating a corporate structure that better supports the BHP of today and the BHP of tomorrow, and the value that will be delivered for our shareholders and stakeholders as a result.

So what does this mean for shareholders?

From an overarching standpoint, it will mean shareholders will have a company with a corporate structure that is ‘fit-for-purpose’ – to support the BHP we are today and our exciting future.

In addition, shareholders will be able to buy the same BHP shares around the world via BHP Group Limited’s listings on the Australian, London and Johannesburg stock exchanges as well as our NYSE listed ADR program.

We believe these benefits are significant for our future, underpin our strategy and support long-term shareholder value creation.

Now turning to the proposal in more detail.

A unified BHP will, through BHP Group Limited, have a primary listing on the Australian Securities Exchange, a standard listing on the London Stock Exchange, a secondary listing on the Johannesburg Stock Exchange, and a Level 2 ADR program on the New York Stock Exchange. This means that shareholders can continue to invest in BHP in the same markets as they do now.

Plc shareholders will be entitled to receive Limited shares in exchange for each Plc share held by them at the relevant time on a one-for-one basis.

Importantly, the dividend policy and ability to distribute franking credits will remain the same. And BHP’s considerable franking credit balance means that dividends paid to non-Australian shareholders will not be subject to Australian withholding tax for the foreseeable future.

It will also not change BHP’s strong fundamentals – it will not change BHP’s underlying assets nor operations, workforce, executive leadership team, Board or cash flow generation, or our commitment to strong governance and social value.

As a result, the Board is strongly supportive of the move to unification and the benefits it will bring.

To conclude, the DLC has served us well for many years. However, its suitability for our organisation has diminished over time.

Today BHP’s portfolio is simpler and focused on growing long-term value from future-facing commodities.

And we require a corporate structure that supports this – that is fit-for-purpose.

We believe now is the right time to take this step.

Unification will only proceed if it is supported by both Plc and Limited shareholders.

Your Directors consider that unification is in the best interests of BHP Shareholders as a whole, and each of your Directors intends to vote all BHP Shares that they own or control in favour of the resolutions at each of the shareholder meetings today. As is customary in Australia, an Independent Expert, Grant Samuel, has also concluded that unification is in the best interests of BHP Shareholders.

The Board unanimously recommends that you vote in favour of unification and we ask for your consideration and support for the unification of BHP.

The Chair then conducted the formal item of business.

BHP Group Plc General Meeting

Speech by Ken MacKenzie, Chair

20 January 2022

BHP Group Plc General Meeting

20 January 2022

Ken MacKenzie, Chair

Many of you will have heard the discussion at the earlier scheme meeting regarding the benefits of unification, but for those who have just joined us, I will provide some background to the rationale for and the benefits of unification.

The DLC structure was established with the BHP and Billiton merger in 2001 and comprises two parent companies – BHP Group Plc and BHP Group Limited – operating as a single economic entity.

This structure has served us well for a number of years, however, the Board and Management believe that its suitability has diminished over time as the company evolved.

Unification will result in a corporate structure that’s simpler and more efficient, with improved flexibility to shape our portfolio for the future.

However, for a long time, the business case for unwinding the DLC has not been compelling enough to make the change – until now.

A key driver is cost.

Today, one-off unification costs have come down substantially – by approximately 1.2 billion US dollars since 2017.

These are now expected to range between 350 to 450 million US dollars – with a significant part of these costs relating to stamp duties to be paid by BHP for the purchase of Plc shares.

So what does this mean for you as Plc shareholders if BHP unifies?

You will have a company with a corporate structure that is ‘fit-for-purpose’ – to support the BHP we are today and for our exciting future.

A unified BHP will, through BHP Group Limited, have a primary listing on the Australian Securities Exchange, a standard listing on the London Stock Exchange, a secondary listing on the Johannesburg Stock Exchange, and a Level 2 ADR program on the New York Stock Exchange, and investors will be able to buy the same BHP shares around the world.

You will be entitled to receive Limited shares in exchange for each Plc share held by you at the relevant time on a one-for-one basis.

BHP’s Board, management team, underlying assets and operations, workforce, cash flow generation will not change as a result of unification. Neither will our dividend policy or our commitment to strong governance and social value.

To conclude, we require a corporate structure that is fit-for-purpose and that better supports the BHP of today and the BHP of tomorrow.

Unification will provide this, but will only proceed if it is supported by both Limited and Plc shareholders.

Your Directors consider that unification is in the best interests of BHP Shareholders as a whole, and intend to vote all BHP Shares that they own or control in favour of the resolutions at each of the shareholder meetings today. As is customary in Australia, an Independent Expert, Grant Samuel, has also concluded that unification is in the best interests of BHP Shareholders.

The Board unanimously recommends that you vote in favour of unification and we ask for your support for the unification of BHP.

The Chair then conducted the formal items of business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: January 20, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary